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                                                           EXHIBIT 16



                       [LETTERHEAD OF ARTHUR ANDERSEN]



October 28, 1997



Mr. Curt McClellan
Randall's Food Markets, Inc.
3663 Briarpark
Houston, Texas 77042

Dear Mr. McClellan,

In connection with the Randall's Food Markets, Inc. (the Company) Amendment No. 2 to Form S-4 Registration Statement filing under the Securities Act of 1933 relating to the offer to exchange up to $150,000,000 of its 9-3/8%
Series B Senior Subordinated Notes due 2007 (the Filing), we agree with the language in the Filing under the "Experts" section. During the Company's two fiscal years ended June 24, 1995 and June 29, 1996, and the subsequent interim period through May 30, 1997, there were no disagreements between us and the Company on any matter of accounting principles or practices, financial statement disclosures or auditing scopes or procedures.

Very truly yours,



/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP